

Annual Financial Statements

KIN Apparel Inc.

For the period ended December 31, 2024

Prepared on

February 19, 2025

For management use only

Table of Contents

Bookkeeper Notes

Dear Client:

Enclosed are your annual financial statements. We encourage you to review the reports and utilize the information to make informed decisions for your business.

For your reference, the following are lists of items we'd like to bring to your attention.

List of outstanding items needed:
- Nothing to report.

List of items that need to be addressed:
- Nothing to report.

List of other items we'd like to bring to your attention:
- Nothing to report.

When the outstanding items above are provided or resolved, we will make the necessary updates and can provide a revised set of reports upon request. If you have any questions or other changes that should be made, please let us know as soon as possible.

Sincerely,

Ecclesiastes Business Enterprise Team

Profit and Loss

January - December 2024

	Total
INCOME	
Discounts	-594,876.61
Other Sales	34,164.92
Returns	-78,845.66
Shipping Income	279,016.25
Shopify Sales	3,293,819.30
Stripe Income	2,903.53
Total Income	**2,936,181.73**
COST OF GOODS SOLD	
Cost of goods sold	
Merchandise/Product	668,041.12
Shipping - Customer Returns	5,858.83
Shipping - From Manufacturer	3.99
Shipping - To Customer (from Warehouse)	450,468.11
Shopify Charges & Commissions	144,347.88
Total Cost of goods sold	**1,268,719.93**
Total Cost of Goods Sold	**1,268,719.93**
GROSS PROFIT	**1,667,461.80**
EXPENSES	
Advertising & Marketing	
Content Creators	47,694.97
Email & SMS Marketing	137,749.07
Events	11,953.55
Grooming	499.99
Other Marketing	6,350.00
Photo Shoots	55,339.19
Promo Marketing	1,000.00
Social Media Marketing	670,430.22
Website	4,505.67
Total Advertising & Marketing	**935,522.66**
Bank Fees & Charges	5,569.31
Financing Charges	27,222.93
Total Bank Fees & Charges	**32,792.24**
Dues & Subscriptions	3,715.81
General Insurance	13,327.44
Interest Paid	59,077.64
Legal & Professional Fees	106,297.11
Loan Fees	
Other Financing Costs	25,200.00
Total Loan Fees	**25,200.00**

	Total
Meals & Entertainment	6,537.90
Office Supplies & Software	52,454.97
Parking	150.05
Payroll	
401K Contribution	13,338.73
Flex spending	0.00
General Contractors/International Employees	198,538.52
Health Insurance	5,382.69
Payroll & Hiring Expenses	6,378.53
Payroll Tax - Zenefits	-17,400.65
Payroll Taxes	24,370.38
Reimbursable Expenses	15,893.02
Salary & Wages	282,606.23
Total Payroll	**529,107.45**
Product Research & Development	7,743.01
Snacks & Refreshments	529.75
Taxes Paid	7,962.96
Travel	37,049.07
Total Expenses	**1,817,468.06**
NET OPERATING INCOME	**-150,006.26**
OTHER INCOME	
Grants	37,500.00
Total Other Income	**37,500.00**
OTHER EXPENSES	
Creative Development	62,320.00
Warehouse Relocation	23,612.73
Total Other Expenses	**85,932.73**
NET OTHER INCOME	**-48,432.73**
NET INCOME	**$ -198,438.99**

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bank of America x9390	6,448.17
Bill.com Balance	0.00
Bill.com Money Out Clearing	0.00
Cash	1,339.79
Chase Checking x6071	349,985.00
Chase Checking x6586	259,731.49
Chase Saving x7017	1,000.00
Citizens Checking x8803	3,771.55
Total Bank Accounts	**622,276.00**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Other Current Assets	
Inventory Asset	0.00
Cost of Sales	-667,875.58
Inventory Purchases	773,588.92
Total Inventory Asset	**105,713.34**
Sales Receipt Clearing Account	0.00
Shopify Clearing Account	181,443.66
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**287,157.00**
Total Current Assets	**909,433.00**
Fixed Assets	
Accumulated Depreciation	-2,695.68
Fixed Asset Computers	2,695.68
Total Fixed Assets	**0.00**
TOTAL ASSETS	**$909,433.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	47,165.25
Total Accounts Payable	**47,165.25**
Credit Cards	
Divvy Credit Card x2271	81,804.37

	Total
Total Credit Cards	81,804.37
Other Current Liabilities	
401(k) deduction Payable	0.00
Accrued Payroll	0.00
Citizens Line of Credit x0026	200,000.00
Dental Insurance Payable	0.00
Flex spending Payable	0.00
Gift Card Liability	37,648.55
Health Insurance Payable	0.00
Payroll Clearing - Gusto	0.00
Payroll Clearing - Zenefits	0.00
Sales Tax Liability	35,756.01
Shopify Capital Loan 2024	136,981.48
Total Other Current Liabilities	**410,386.04**
Total Current Liabilities	**539,355.66**
Long-Term Liabilities	
Celtic Bank/OnDeck Loan Payable	10,255.61
Interest Payable	2,520.55
SAFE Note - Black Ambition	37,500.00
Safe Note - Wefunder	321,263.75
Series Seed - Convertible Note	100,000.00
Total Long-Term Liabilities	**471,539.91**
Total Liabilities	**1,010,895.57**
Equity	
Due To/From LLC	314,458.39
Retained Earnings	-217,481.97
Net Income	-198,438.99
Total Equity	**-101,462.57**
TOTAL LIABILITIES AND EQUITY	**$909,433.00**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-198,438.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Inventory Asset	216,012.76
Inventory Asset:Cost of Sales	667,875.58
Inventory Asset:Inventory Purchases	-773,588.92
Sales Receipt Clearing Account	0.00
Shopify Clearing Account	-42,670.66
Accounts Payable (A/P)	9,718.54
Divvy Credit Card x2271	34,476.45
401(k) deduction Payable	0.00
Citizens Line of Credit x0026	200,000.00
Dental Insurance Payable	131.61
Flex spending Payable	-3,399.84
Gift Card Liability	-5,415.64
Health Insurance Payable	945.09
Loan (deleted):Eric & Cecily Plummer Loan (deleted)	-25,000.00
Loan (deleted):Valentine Foundation Loan (deleted)	-75,000.00
Payroll Clearing - Gusto	0.00
Payroll Clearing - Zenefits	-4,573.87
Sales Tax Liability	15,998.69
Shopify Capital Loan 2024	136,981.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**352,491.27**
Net cash provided by operating activities	**154,052.28**
FINANCING ACTIVITIES	
Celtic Bank/OnDeck Loan Payable	-143,272.61
SAFE Note - Black Ambition	37,500.00
Safe Note - Wefunder	321,263.75

	Total
Due To/From LLC	4,949.88
Net cash provided by financing activities	**220,441.02**
NET CASH INCREASE FOR PERIOD	**374,493.30**
Cash at beginning of period	247,782.70
CASH AT END OF PERIOD	**$622,276.00**

KIN Apparel, Inc
Statement of Changes in Equity

Accounts	2024 Amount ($)
Due To/From LLC	314,458.39
Retained Earnings	(217,481.97)
Net Income (Loss)	(198,438.99)
Total Equity	**(101,462.57)**

KIN Apparel, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

KIN Apparel, Inc (the "Company") is a corporation organized on July 15, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.